UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On September 21, 2020, NuCana plc (the “Company”) issued a press release announcing the closing of its previously announced underwritten public offering of 17,888,889 American Depositary Shares (“ADSs”), at a public offering price of $4.50 per ADS, which includes 2,333,333 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to the Company from the offering, before deducting underwriting discounts and commissions and estimated offering expenses were $80.5 million. The press release is attached as Exhibit 99.1 hereto.

On September 21, 2020, the Company issued a press release announcing the presentation of three posters describing data from the ongoing NUC-3373 and NUC-7738 clinical programs, as well as a review of the ongoing Acelarin Phase III study, at the European Society for Medical Oncology (ESMO) 2020 Virtual Congress. The press release is attached as Exhibit 99.2 hereto.

The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release of NuCana plc, dated September 21, 2020.

99.2	Press Release of NuCana plc, dated September 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name: Donald Munoz Title: Chief Financial Officer

Date: September 21, 2020